IVPSA Corporation
                       2235 E. Flamingo, Suite 114,
                          Las Vegas, NV  89119


March 20, 2008

VIA EDGAR TRANSMISSION
----------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

RE:  Form SB-2 on Form S-1/A
     Request for Withdrawal of Registration Statement
     Filed on October 30, 2007
     Commission File No  333-147030

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), IVPSA Corporation, a Nevada corporation ("the Company") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, subsequently filed on Form
S-1/A, File No. 333-147030, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the U. S. Securities and Exchange Commission on October 30, 2007.

The registration statement has not been declared effective. No sales of the Company's common stock have been, or will be made pursuant to the registration statement. This request for withdrawal is being filed because the Company's Registration Statement is deficient in its compliance with the applicable disclosure requirements.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any questions regarding this matter, please do not hesitate to contact Thomas C. Cook, Esq., legal counsel to the Registrant, at (702) 221-1925. Thank you for your attention to this matter.

Respectfully yours,

IVPSA Corporation

By:   /s/ T. J. Jesky
---------------------------------
          T. J. Jesky
          Chief Executive Officer


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